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                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                         For the month of November 2002




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                              Form 40-F
                   -----------                         -----------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
         Yes                                          No       X
             -----------                                 ------------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)




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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).









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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BANCOLOMBIA S.A.
                                          (Registrant)




Date: November 29, 2002                 By  /s/  JAIME ALBERTO VELASQUEZ B.
                                            ----------------------------------
                                            Name:  Jaime Alberto Velasquez B.
                                            Title: Vice President of Finance


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                                     [LOGO]
                                 [BANCOLOMBIA]

        BANCOLOMBIA REPORTS ACCUMULATED NET INCOME OF PS 117,637 MILLION
                FOR THE FIRST TEN MONTHS ENDED OCTOBER 31, 2002

Medellin, November 27, 2002. BANCOLOMBIA (NYSE:CIB)*

BANCOLOMBIA reported an accumulated net income of Ps 117,637 million for the ten months ended October 31, 2002, a 50.1% increase when compared to Ps 78,360 million reported for the same period in 2001. BANCOLOMBIA reported a net income of Ps 18,116 million for the month of October 2002, an increase of 11.8% when compared to Ps 7,932 million for the month of September 2002.

Average assets in October increased 16.9% to Ps 8.5 trillion, and average performing assets increased 22.9% to Ps 6.6 trillion over the last twelve months. Average liabilities grew 18.2% from Ps 6.3 trillion to Ps 7.5 trillion during the past twelve months.

Market Share

BANCOLOMBIA's market share as of September 2002, according to ASOBANCARIA with respect to the Colombian Financial System, are as follows: total deposits 12.2%, total net loans 12.7%, total savings accounts 11.2%, total checking accounts 16.6%, and time deposits 11.2%.


Contacts:

Jaime A. Velasquez:               Financial VP     (574) 5108666
Maria A. Villa/ Juan D. Diaz:     IR Manager       (574) 5108866

________________________

* Please note that the information contained herein sets forth and is based on the unconsolidated, unaudited financial results of the Bank for the periods specified and as calculated herein in accordance with Colombian GAAP. Such information can therefore not be compared to and should not be used in any way to interpret any information contained in Bancolombia's annual report on Form 20-F for the year ended December 31, 2001 or in Bancolombia's quarterly press releases, each of which contain the consolidated financial results of the Bank and its subsidiaries for each of the periods specified and as calculated each therein.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors that could cause actual results to differ materially from those indicated in such statements.